April 27, 2017	Renee E. Laws T + 617 235-4975 renee.laws@ropesgray.com

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Sonny Oh, Esq.

Re:	Brighthouse Funds Trust II (formerly, Metropolitan Series Fund) (the “Registrant”)

  (File Nos. 002-80751 and 811-03618)

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by telephone on March 23, 2017 in connection with Post-Effective Amendment No. 82 to the above-referenced registration statement on Form N-1A (the “Registration Statement”) for the BlackRock Ultra-Short Term Bond Portfolio (the “Portfolio”), which was filed with the Commission on February 6, 2017 pursuant to the Securities Act of 1933, as amended (the “1933 Act”). For your convenience, the Staff’s comments are summarized below, and each is followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statement.

Prospectus

1.        Comment: On the facing sheet, please add the captions for the proposed public offering date and the title of the securities being registered and provide the appropriate disclosure following each of those captions.

           Response: The requested changes have been made.

2.        Comment: The Portfolio is a series of a Trust that has received a multi-manager exemptive order from the Commission. Please explain supplementally how the use of the Subadviser’s name in the name of the Portfolio without the inclusion of the Adviser’s name is not misleading.

           Response: The Registrant respectfully submits that the names and respective roles of the Adviser and the Subadviser are clearly disclosed under the “Management” heading in the “Portfolio Summary” section of the Prospectus and in the “Additional Information About Management” section of the Prospectus. The Registrant believes that such disclosure effectively communicates the identity of the Adviser to potential investors. The Registrant is not aware of any requirement in its multi-manager exemptive order or published guidance with respect to Rule 35d-1 under the Investment Company Act of 1940 or otherwise that would require the name of the Adviser to be included in the name of the Portfolio, particularly where the term “Brighthouse” is included in the name of the Registrant.

3.        Comment: Please provide the Staff with the Portfolio’s completed “Annual Portfolio Operating Expenses” table prior to the effective date of the Registration Statement and confirm that all missing and bracketed information in the Prospectus and SAI will be included in the filed version.

           Response: The Portfolio’s “Annual Portfolio Operating Expenses” table will read as follows:

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class E
Management Fee	0.35%	0.35%	0.35%
Distribution and/or Service (12b-1) Fees	None	0.25%	0.15%
Other Expenses	0.03%	0.03%	0.03%

Total Annual Portfolio Operating Expenses	0.38%	0.63%	0.53%
Fee Waiver*	(0.02%)	(0.02%)	(0.02%)
Net Operating Expenses	0.36%	0.61%	0.51%

* Brighthouse Investment Advisers, LLC, has contractually agreed, for the period May 1, 2017, through April 30, 2018, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% of the first $1 billion of the Portfolio’s average daily net assets and 0.300% of amounts over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2018, only with the approval of the Board of Trustees of the Portfolio.

The Registrant confirms that the amended Registration Statement filed pursuant to Rule 485(b) under the 1933 Act will contain all missing and bracketed information.

4.        Comment: In the “Annual Portfolio Operating Expenses” table, please revise the caption “Net Operating Expenses” to conform to Instruction 3(e) to Item 3 of Form N-1A.

           Response: The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A states that a fund may show its net expenses after any fee waivers in the fee table and should use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an “appropriate descriptive caption” but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to revise the disclosure.

5.        Comment: Please provide additional disclosure in the “Principal Investment Strategies” section of the Prospectus to more clearly differentiate the Portfolio’s principal investment strategies from those of a money market fund. In particular, please revise the disclosure to identify any investment strategies that the Portfolio will engage in that a money market fund could not.

           Response: The Registrant respectfully submits that the existing disclosure in the “Principal Investment Strategies” section of the Prospectus accurately reflects the principal investment strategies and operations of the Portfolio, as required by Form N-1A, and that no reasonable investor could confuse the Portfolio with a money market fund. The Registrant notes that a number of prominent statements throughout the disclosure clearly indicate that the Portfolio is not a money market fund. The Registrant notes, for example, that the following disclosure is displayed in bold-faced type in the “Principal Investment Strategies” section of the Prospectus:

“The Portfolio is not a money market fund and does not seek to maintain a stable net asset value of $1.00 per share. Accordingly, the Portfolio is not required to be managed in accordance with the credit quality, liquidity, diversification or other limitations imposed on money market funds by applicable law.”

The Registrant further notes that the “Past Performance” section of the Prospectus also states that, effective May 1, 2016, “the Portfolio ceased being a money market fund operated in accordance with Rule 2a-7 under the Investment Company Act of 1940.” The Registrant believes that these statements are sufficient to preclude any inference that the Portfolio continues to operate as a money market fund and clearly differentiate the Portfolio’s principal investment strategies from those of a money market fund. Accordingly, the Registrant respectfully declines to revise the disclosure.

6.        Comment: In the first sentence of the “Principal Investment Strategies” section, please insert “plus borrowings for investment purposes” after “net assets.”

           Response: The Registrant notes that the “Investment Policies” section of the Statement of Additional Information (“SAI”) discloses that, for purposes of a Portfolio’s policy to invest at least 80% of its net assets in certain investments, net assets include the amount of “any borrowings for investment purposes.” Accordingly, the Registrant respectfully declines to revise the disclosure.

7.        Comment: In the “Principal Investment Strategies” section of the Prospectus, please identify the principal investment strategy that corresponds to “Mortgage-Backed and Asset-Backed Securities Risk” in the Portfolio’s risk disclosure.

           Response: The Registrant respectfully submits that “Mortgage-Backed and Asset-Backed Securities Risk” corresponds to the statement in the “Principal Investment Strategies”

section of the Prospectus that the Portfolio “may also invest in . . . asset-backed securities, including private placement transactions.”

8.        Comment: In the “Principal Investment Strategies” section of the Prospectus, please identify the principal investment strategy that corresponds to the reference to depositary receipts and foreign sovereign debt securities under “Foreign Investment Risk” in the Portfolio’s risk disclosure.

           Response: The Registrant notes that the reference to depositary receipts under “Foreign Investment Risk” corresponds to the statement in the “Principal Investment Strategies” section that the Portfolio “may also invest in U.S. dollar-denominated securities issued by foreign companies or banks or their U.S. affiliates.” The Registrant respectfully submits that the reference to foreign sovereign debt securities under “Foreign Investment Risk” is qualified by the phrase “To the extent the Portfolio invests in,” to indicate that not all series of the Trust that disclose “Foreign Investment Risk” as a principal risk invest in foreign sovereign debt securities as a principal investment strategy.

9.        Comment: In the “Principal Investment Strategies” section of the Prospectus, please identify the principal investment strategy that corresponds to “Financial Services Risk” in the Portfolio’s risk disclosure.

           Response: The Registrant respectfully submits that “Financial Services Risk” in the Portfolio’s risk disclosure corresponds to statements in the “Principal Investment Strategies” section that the Portfolio may invest in the obligations of domestic and foreign banks.

10.      Comment: In the “Average Annual Total Return” table in the “Past Performance” section of the Prospectus, please include a broad-based securities market index as required by Item 4(b)(2)(iii) of Form N-1A. The Staff does not view the Bank of America/Merrill Lynch 3-Month U.S. Treasury Bill Index as a broad-based index because it consists of 3-month treasury bills.

           Response: The Registrant notes that the Bank of America/Merrill Lynch 3-Month U.S. Treasury Bill Index is widely viewed in the industry as reflecting the risk-free rate of return. The Registrant believes that the performance of the index is therefore a useful benchmark for the Portfolio because it shows how the performance of the Portfolio compares to the risk-free rate of return. The Registrant is aware of several other ultra-short duration bond funds that benchmark their returns against those of the Bank of America/Merrill Lynch 3-Month U.S. Treasury Bill Index as a benchmark. See, e.g., EQ/PIMCO Ultra Short Bond Portfolio, Oppenheimer Ultra-Short Duration Fund, and Touchstone Ultra Short Duration Fixed Income Fund. Moreover, the Registrant believes the index is consistent with the requirements for a broad-based securities market index because it is “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter” as required by Instruction 2(b) to Item 4 and Instruction 5 to Item 27(b)(7). The Registrant respectfully submits that the Bank of America/Merrill Lynch 3-Month U.S. Treasury Bill Index is therefore an “appropriate” broad-based measure of the relevant market’s performance. Accordingly, no changes to the disclosure have been made.

11.        Comment: In the section captioned “Payments to Broker-Dealers and Other Financial Intermediaries,” please explain supplementally why the two references to “unaffiliated” portfolios were deleted. Alternatively, please restore the disclosure.

             Response: The Registrant notes that the disclosure in the “Payments to Broker-Dealers and Other Financial Intermediaries” has been altered to reflect the possibility that one or more insurance companies previously affiliated with the Portfolio or the Adviser may no longer be affiliated with the Portfolio or the Adviser following the anticipated separation of MetLife’s retail segment (including the Adviser) from MetLife, Inc. The Registrant respectfully submits that the revisions to the disclosure are appropriate to avoid an inference that each of the insurance companies offering the Portfolio as an underlying investment option is an affiliated person of the Portfolio or the Adviser. Accordingly, no changes to the disclosure have been made.

12.        Comment: In the section captioned “Understanding the Trust—Understanding the Information Presented in this Prospectus—Performance,” please consider providing additional disclosure noting that the change in the Portfolio from being a money market fund to an ultra-short term bond fund may affect the Portfolio’s future performance.

             Response: The Registrant has added the following sentence to the “Understanding the Trust—Understanding the Information Presented in this Prospectus—Performance” section of the Prospectus:

“In addition, because the Portfolio ceased being a money market fund effective May 1, 2016, performance for periods subsequent to that date may differ from what the Portfolio’s performance would have been had it continued to operate as a money market fund.”

13.        Comment: In the last sentence of the second paragraph under the heading “Additional Information” in the “Understanding the Trust” section of the Prospectus, please delete the qualifying clause “that may not be waived” or specify what rights may be waived.

             Response: The Registrant believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. Accordingly, the Registrant respectfully declines to revise the above-referenced disclosure.

14.        Comment: In the disclosure under the heading “Interest Rate Risk” in the “Principal Risks of Investing in the Portfolio” section of the Prospectus, please briefly describe or explain the term “duration.”

             Response: The Registrant has added the following disclosure to “Interest Rate Risk” in the “Principal Risks of Investing in the Portfolio” section of the Prospectus:

“Duration is an estimate of a bond or bond fund’s price sensitivity in response to changes in interest rates.”

15.        Comment: In the disclosure under the heading “Credit and Counterparty Risk” in the “Principal Risks of Investing in the Portfolio” section, please consider deleting the references to securities loans, repurchase agreements and derivatives, as these instruments are not mentioned in the “Principal Investment Strategies” section of the Prospectus.

             Response: The Registrant notes that the “Principal Investment Strategies” section of the Prospectus states that the Portfolio “may also invest in repurchase agreements” as a principal investment strategy. The Registrant believes that an investor will understand that the referenced instruments are intended to be examples of transactions that could be subject to credit and counterparty risk if a Portfolio were to invest in them or similar instruments. Therefore, the Registrant respectfully declines to revise the disclosure.

16.        Comment: The section captioned “Additional Information about the Portfolio’s Investment Strategies—Portfolio Turnover” states that the Portfolio may engage in active and frequent trading of portfolio securities in an attempt to achieve its investment objective. Please consider whether active and frequent trading of portfolio securities is a principal risk of investing in the Portfolio, and consider including active and frequent trading in the “Principal Investment Strategies” section of the Prospectus, or confirm supplementally that active and frequent trading is not a principal risk of investing in the Portfolio.

             Response: The Registrant confirms that active and frequent trading of portfolio securities is not a principal risk of investing in the Portfolio.

17.        Comment: The “Defensive Investment Strategies” section describes a number of temporary defensive investments, including money market instruments, U.S. Government securities, bank time deposits, commercial paper and repurchase agreements, which are also described as principal investment strategies in the “Principal Investment Strategies” section of the Prospectus. Please remove this disclosure from the Prospectus or revise the disclosure to explain how the Portfolio’s temporary defensive investment strategies differ from the Portfolio’s principal investment strategies.

             Response: The Registrant respectfully notes that the “Principal Investment Strategies” section describes a number of other instruments and strategies, in addition to those described in the “Defensive Investment Strategies” section, in which the Portfolio intends to invest under normal circumstances. For example, the Portfolio’s principal investment strategies include investments in U.S. dollar-denominated securities issued by foreign companies or banks, obligations of foreign banks located abroad and asset-backed securities. The Registrant believes that disclosure indicating that the Portfolio may invest some or all of its assets in a subset of these instruments and strategies under adverse market conditions for temporary defensive purposes is helpful to investors. Accordingly, no changes to the disclosure have been made.

18.        Comment: In the section captioned “Additional Information about Management—Adviser,” please rephrase the reference to “retail segment” to be in plain English.

             Response: The Registrant respectfully submits that the term “retail segment” is the standard term used in press releases and other public communications for the segment of

MetLife, Inc.’s business that is primarily focused on retail operations and that is subject to the proposed separation from MetLife, Inc. The Registrant believes such usage is both common and widely understood. As a result, the Registrant respectfully declines to revise its disclosure.

19.        Comment: In the section captioned “Additional Information about Management—Fee Waiver Arrangement,” please clarify whether this is the same waiver that is footnoted in the “Annual Portfolio Operating Expenses” table.

             Response: The Registrant confirms that the fee waiver referred to in the section captioned “Additional Information about Management—Fee Waiver Arrangement” is a different arrangement from the one mentioned in the Annual Portfolio Operating Expenses table. The waiver in the footnote disclosure provides reduced Management Fees for increased asset levels, while the waiver in the “Fee Waiver Arrangement” disclosure provides that the Adviser will pass along certain waivers from the Subadviser designed to avoid having the Subadviser “double-dip” by receiving subadvisory fees from the Portfolio while also receiving an advisory fee from an underlying fund in which the Portfolio invests.

20.        Comment: The section captioned “Additional Information about Management—Distribution and Services Plan” describes arrangements for certain share classes that are not offered through the Prospectus. Please delete references to other share classes or clarify that not all share classes are offered by the Portfolio.

             Response: The Registrant notes that the above-referenced section of the Prospectus includes the following disclosure:

“The Portfolio may not offer shares of each class. Please see the ‘Portfolio Summary’ section of this Prospectus to determine which share classes the Portfolio offers.”

The Registrant believes that an investor will understand the general operation of the Trust’s Distribution and Services Plan without disclosure that is tailored for each Portfolio of the Trust. Accordingly, the Registrant respectfully declines to revise the disclosure.

21.        Comment: In the section captioned “Your Investment—Share Valuation and Pricing—Net Asset Value,” please define the term “good order” or explain what the phrase “received in good order” means.

             Response: The Registrant believes the phrase “received in good order” is a widely used and commonly understood term of art in the industry that is used to indicate that the order is supported by all appropriate documentation and information in proper form. The Registrant therefore respectfully declines to revise the disclosure.

22.        Comment: The section captioned “Your Investment—Share Valuation and Pricing—Securities Valuation” describes valuation policies for securities in which the Portfolio does not invest, including “equity securities that are traded on a securities exchange.” Please explain supplementally why the disclosure includes information regarding the valuation of securities in which the Portfolio does not invest.

             Response: The Registrant respectfully submits that the above-referenced section is generally intended to be the same across the non-asset allocation Portfolios of the Registrant, many of which invest in equity securities as a principal investment strategy. The Registrant believes that an investor will understand the policies that the Trust uses to value securities without disclosure that is tailored for each Portfolio’s strategy. Accordingly, the Registrant respectfully declines to revise the disclosure.

23.        Comment: On the back cover page of the Prospectus, pursuant to Item 1(b)(4) of Form N-1A, please use a smaller type size for the file number than that generally used elsewhere in the Prospectus.

           Response: The requested change has been made.

Statement of Additional Information

24.        Comment: Please explain supplementally why certain Portfolios in the list of Portfolios on the front cover of the SAI have retained “MetLife” in the name of the Portfolio while other Portfolios have changed their names to “Brighthouse.”

             Response: The Registrant notes that MetLife Investment Advisors, LLC (“MLIA”), a subsidiary of MetLife, Inc. that will not be separated from MetLife, Inc. in connection with the separation of MetLife Inc.’s retail segment, will continue to serve as Subadviser for certain Portfolios following the retail separation. The Registrant respectfully submits that the Portfolios for which MLIA serves as Subadviser will continue to include “MetLife” in their names.

25.        Comment: The section captioned “Investment Policies—BlackRock Ultra-Short Term Bond Portfolio” states that the Portfolio will invest no less than 20% of its net assets in “weekly liquid assets.” Please confirm that this investment policy remains accurate after the change in the Portfolio from a money market fund to an ultra-short term bond fund, and, if so, please define or better explain what the term “weekly liquid assets” means.

             Response: The Registrant confirms that the above-referenced investment policy remains accurate after the change in the Portfolio from a money market fund to an ultra-short term bond fund. The Registrant respectfully submits that “weekly liquid assets” includes cash, direct obligations of the U.S. Government and certain other government securities.

26.        Comment: In the section captioned “Investment Policies—BlackRock Ultra-Short Term Bond Portfolio,” please confirm that the references to “money market instruments” in the third paragraph are still appropriate and accurate after the Portfolio’s strategy and name change. To the extent these references to money market instruments are still applicable, please consider revising the disclosure to more closely track the language of the “Principal Investment Strategies” section.

             Response: The Registrant has revised the disclosure in response to the comment as follows:

“In seeking to provide a high level of current income consistent with preservation of capital, the Portfolio may not necessarily invest in ~~money market instruments~~ short-term fixed-income securities paying the highest available yield at a particular time. The Portfolio, consistent with its investment objective, attempts to maximize income by engaging in portfolio trading and by buying and selling portfolio investments in anticipation of or in response to changing economic ~~and money market~~ conditions and trends. The Portfolio may also invest to take advantage of what are believed to be temporary disparities in the yields of different segments of the high grade ~~money~~ ultra-short term bond market or among particular instruments within the same segment of the market. These policies, as well as the relatively short maturity of obligations to be purchased by the Portfolio, may result in frequent changes in the Portfolio’s investment portfolio ~~of money market instruments~~.”

27.        Comment: The section captioned “Investment Strategies and Risks—Investment Practices” states that “notwithstanding any exclusion of a Portfolio from the list of Portfolios that may use the investment practices noted below, each Portfolio may invest cash collateral it receives in connection with the Portfolio’s securities lending activity using such investment practices.” It is and has been the Staff’s position that funds engaging in securities lending may only invest cash collateral received from borrowers in highly liquid short term investments. Cash collateral received from borrowers may not be invested on an unrestricted basis. Please revise the statement to reflect this position. In addition, please confirm to the Staff that the Portfolio’s securities lending practices and procedures reflect this position, and that the Portfolio only invests cash collateral received from borrowers in this manner.

             Response: The Registrant notes that the Portfolio’s securities lending practices and policies regarding investment of cash collateral from borrowers are described in greater detail under the heading “Securities Loans” in the “Investment Strategies and Risks” section of the SAI, which states:

“The Portfolios may invest cash collateral in high quality instruments with short maturities, money market fund securities, repurchase agreements with respect to U.S. Government Securities and/or repurchase agreements with respect to other securities, including equity securities.”

The Registrant respectfully submits that investment of cash collateral in instruments limited to those described in the above-referenced disclosure is consistent with the Staff’s position. Nevertheless, in response to the comment, the Registrant has revised its disclosure as follows:

“[N]otwithstanding any exclusion of a Portfolio from the list of Portfolios that may use the investment practices noted below, each Portfolio may invest cash collateral it receives in connection with the Portfolio’s securities lending activity ~~using such investment practices~~ as disclosed in the Securities Loan disclosure elsewhere in this SAI.”

28.        Comment: In the section captioned “Trust II Portfolio Fundamental Investment Restrictions,” restriction number 6 states that the Portfolio will not purchase securities if, as a result of such purchase, more than 25% of the Portfolio’s total assets would be invested in any one industry, other than (in relevant portion) bank instruments issued by domestic banks and U.S. branches of foreign banks. Please reconcile this restriction with the disclosure in the “Principal Investment Strategies” section of the Prospectus that states that the Portfolio may concentrate its investments in certain foreign branches of U.S. banks.

             Response: The Registrant has revised the disclosure in the “Principal Investment Strategies” section of the Prospectus to state, consistent with the Portfolio’s fundamental investment restriction number 6, that the Portfolio concentrates its investments in obligations of domestic banks and U.S. branches of foreign banks. The Registrant notes that in order to clarify the Registrant’s understanding that domestic banks include foreign branches of U.S. banks guaranteed by a U.S. bank, the Registrant has revised the Prospectus disclosure to include language to that effect. The Registrant further notes that the Prospectus already included disclosure that the Portfolio may only invest up to 25% of its total assets in obligations of foreign branches of domestic banks without a guarantee of a U.S. bank (and in investments in obligations of foreign banks located abroad).

29.        Comment: In the section captioned “Investment Advisory and Other Services,” please rephrase the reference to “retail segment” to be in plain English.

             Response: Please see the Registrant’s response to comment 18 above.

30.        Comment: In footnote (e) to the table captioned “Trust II Portfolios’ Subadvisory Fee Schedules,” please clarify what is meant by the term “discontinuity” in the phrase “transitional fee credit to eliminate any discontinuity.” Please confirm whether this is a one-time credit and whether this will impact the overall advisory fee paid by the Portfolio.

             Response: The Registrant notes that the above-referenced subadvisory fee schedule contains different fee schedules that apply to the total amount of assets under management when different asset levels are reached. The term “discontinuity” refers to the size of the change in the subadvisory fee amount paid under different fee schedules. The transitional fee credit is an element of the subadvisory relationship that smooths the amount of subadvisory fees owed when the Portfolio transitions between different fee schedules. The subadvisory fee does not impact the overall advisory fee paid by the Portfolio.

31.        Comment: (A) In the tables captioned “Control Persons and Principal Holders,” please disclose the effect of that control on the voting rights of other security holders pursuant to Item 18(a) of Form N-1A and (B) provide the disclosure required by 18(c).

             Response: (A) The following disclosure has been added:

“A shareholder who beneficially owns more than 25% of a Portfolio’s shares is presumed to “control” the Portfolio, as that term is defined in the 1940 Act, and may have a significant impact on matters submitted to a shareholder vote. A shareholder who beneficially owns more than 50% of a Portfolio’s outstanding shares may be able to approve proposals, or prevent approval of proposals, without regard to votes by other Portfolio shareholders.”

(B) The Registrant notes that the following disclosure appears under the heading “Management of the Trusts—Trustees’ Share Ownership—Share Ownership of Trustees of the Trusts”:

“As of March 31, 2017, the Officers and Trustees of Trust I and Trust II as a group owned less than 1% of the outstanding shares of each Trust or any Portfolio of the Trusts.”

32.        Comment: In Part C, please confirm that any feeder fund has filed all codes of ethics applicable to the master fund as required by Item 28(p) of Form N-1A.

             Response: The Registrant confirms that any codes of ethics applicable to the master fund of any feeder fund will be filed as an exhibit to the Registration Statement.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Andrew Gangolf, Esq.
Michael Lawlor, Esq.
Brian D. McCabe, Esq.
Jeremy C. Smith, Esq.
Nathan D. Somogie, Esq.